As filed with the Securities and Exchange Commission on January 19, 2010.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 2

Claymore Dividend & Income Fund

(Name of Subject Company (issuer))

Claymore Dividend & Income Fund

(Name of Filing Person (offeror))

Common shares of beneficial interest,
par value $0.01 per share

(Title of Class of Securities)

18385J105

(CUSIP Number of Class of Securities)

Kevin M. Robinson
Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532
(630) 505-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Thomas A. Hale
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$62,801,006(a)	$3,504.30(b)

(a)
Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 4,085,947 common shares in the offer, based on the average of the high and low prices on November 24, 2009 of $15.37 as reported on the New York Stock Exchange.

(b)	Calculated at $55.80 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$3,504.30
	Form or Registration No.:	SC-TO-I
	Filing Party:	Claymore Dividend & Income Fund
	Date Filed:	December 1, 2009

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

	☐	third party tender offer subject to Rule 14d-1

	☒	issuer tender offer subject to Rule 13e-4

	☐	going-private transaction subject to Rule 13e-3

	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to an offer by Claymore Dividend & Income Fund, a Delaware statutory trust (the “Fund”), to repurchase up to 4,085,947 (approximately 45%) of its issued and outstanding common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) in exchange for a pro rata portion of the securities (other than (i) securities that are not traded on a public securities market or for which quoted bid and asked prices are not available, (ii) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended, (iii) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local rules and regulations, and (iv) securities that involve the assumption of contractual obligations, require special trading facilities, or can be traded only with the counterparty to the transaction) held in the Fund’s investment portfolio (“Portfolio Securities”), subject to adjustment for fractional shares of Portfolio Securities and odd lots of Portfolio Securities below minimum trading thresholds, upon the terms and subject to the conditions set forth in the Offer to Repurchase, dated December 2, 2009 (the “Offer to Repurchase”), and in the related Letter of Transmittal.

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO amends such Issuer Tender Offer Statement to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.    Exhibits

(a)(5)(v)     Press release issued on January 19, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claymore Dividend & Income Fund

By:	/s/ J. Thomas Futrell
Name: J. Thomas Futrell
Title: Chief Executive Officer

Dated: January 19, 2010